Direct Dial: 212-659-4973
Direct Fax:  212-884-8233
harvey.kesner@haynesboone.com
January 30, 2008

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ZVUE Corporation
Amendment No. 2 to Registration Statement on Form S-3 Initially Filed November 21, 2007 File No. 333-147574

Dear Mr. Owings:

Reference is made to the letter dated January 9, 2008 (the “Comment Letter”) addressed to Mr. Jeff Oscodar, Chief Executive Officer of ZVUE Corporation (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding Amendment No. 1 to the Company’s Registration Statement on Form S-3 filed by the Company on December 27, 2007 with the Securities and Exchange Commission (the “Commission”). We note that, in a letter dated January 16, 2007, we had provided you with the Company’s initial responses to comments No.1 and No.2 to the Comment Letter. We have repeated the Company’s responses to such comments in this letter, modified to reflect recent conversations with the Staff.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. We are also sending courtesy copies of this letter to you by Federal Express.

General

Comment No. 1:

We note your response to prior comment one and the statement that the Form 8-K filed on March 29, 2007 provided information of “the exemption from registration under which the Company issued the securities.” It is unclear where specifically this information appears. We also note the 8% notes and other debt and securities issued on June 27 and July 31, 2007 in connection with your exercise of the option to exchange the 8% Notes due July 31, 2007. It would appear that the issuance of warrants and notes triggered Item 3.02 of Form 8-K as well. We believe that the company did not file all required reports and that Form S-3 is unavailable. Please file your next amendment on an appropriate form.

Response:

General Instruction I.A.3.(b) to Form S-3 generally requires that the Company have timely filed all reports required to be filed during the last approximately one-year period in order to be eligible to utilize Form S-3. We believe the Company has met the Form S-3 condition stated in General Instruction I.A.3.(b) by having timely filed all such required reports.

The Staff’s comment is directed to the Company’s Current Report on Form 8-K filed on March 29, 2007 (the “March 29th 8-K”) and the Company’s Current Report on Form 8-K filed on April 24, 2007 (the “April 24th 8-K”), both of which were filed within the requisite four business day period required under General Instruction B.1. to Form 8-K. The Staff’s comment does not claim either of these reports to have not been timely filed. Rather, the Staff has suggested some improved disclosure is warranted, including adding a section under the caption “Item 3.02. . .” that refers to the issuance of stock consideration in connection with certain acquisitions of businesses described elsewhere in such Forms 8-K and stating the exemption relied upon for such issuances. After consultation with the Staff, the Company has amended the March 29th 8-K, as well as the Company’s Current Report on Form 8-K filed February 9, 2007 to add such disclosure. The Company has also amended its Quarterly Report on Form 10-QSB for the period ended March 31, 2007 to report, under Items 2 and 5 of Part II, the unregistered sales of equity securities during such period. The Company has not made any amendment to the April 24th 8-K, which, as described below, was a voluntary filing.

In addition, the Comment Letter suggested that the Company failed to file a Form 8-K relating to a July 31, 2007 issuance of 8% Notes due June 27, 2008 (the “2008 Notes”), together with certain warrants issued in connection therewith. For the reasons described below, the Company was not required to file, and has not filed, any Current Report or amendment with respect to such issuance.

I. The March 29th 8-K

In the Staff’s prior letter relating to the Company’s Form S-3, dated December 12, 2007 (the “December Comments”), the Staff noted that the March 29th 8-K did not include the caption “Item 3.02,” and that it appeared to the Staff that disclosure of the information specified in such item was required by the events that had triggered the March 29th 8-K filing. Our prior letter to the Staff, dated December 27, 2007, noted that the disclosures provided under the heading of Item 2.01 in the March 29th 8-K contained (and, additionally, the exhibits attached to the March 29th 8-K also contained) substantially the same disclosure as required by Item 3.02 and the relevant sections of Item 701 of Regulation S-B. The March 29th 8-K thus provided:

(a)	the date, title and amount of securities sold;
(b)	the person to whom the securities were sold;
(c)	the transaction and type of consideration received by the Company; and
(d)	the exemption from registration under which the Company issued the securities.

The information described in clauses (a), (b) and (c), required to be disclosed under Item 3.02, is explicitly included in Item 2.01 of the March 29th 8-K. Accordingly, we interpret the Staff’s comment to primarily focus on the exemption claimed for the issuance which is explicitly addressed in the Exhibit filed to the March 29th 8-K which states:

“the Shares to be issued and delivered to Seller hereunder shall be issued in reliance upon the exemption afforded by Section 4(2) of the Securities Act of 1933, as amended.”

See Exhibit 2.1, the “Asset Purchase Agreement,” to the March 29th 8-K at page 6.

Although we believe that the March 29th 8-K was not deficient, the Company has filed an amendment to such filing to add the caption “Item 3.02” and to describe therein the exemption claimed for the issuance.

II. The April 24th 8-K

The Staff’s December Comments also note that the April 24th 8-K did not include the caption “Item 3.02.” The requisite Item 3.02 information was, however, included in the April 24th 8-K, including the Exhibits filed therewith. Further, the April 24th 8-K constituted a de minimus issuance and was therefore a “voluntary” filing made by the Company.

Item 3.02(b) of Form 8-K provides that, in the case of a small business issuer, no report need be filed under Item 3.02 if the equity securities sold, in the aggregate since the issuer’s last periodic report, constitutes less than 5% of the number of shares outstanding of the class of equity securities sold. The April 24th 8-K was the first report regarding the sale of equity securities that the Company filed following the filing of its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, and the number of shares of the Company’s common stock issued since the date of the Form 10-KSB constituted approximately 1.65% of the Company’s outstanding shares of common stock at such time.

Inasmuch as the transaction described was reported initially on a voluntarily filed Form 8-K and such Form 8-K was not required to be filed, and thus it is not possible that such filing was not “timely made” as required by General Instruction I.A.3.(b) to Form S-3.

III. The July 31, 2007 8-K Obligation

The Company was not obligated to file a Form 8-K reporting under Item 3.02 the issuance of the 2008 Notes and warrants on July 31, 2007. The Company notes that the 2008 Notes were not convertible, and thus were not “equity securities” within the meaning of Item 3.02(a) of Form 8-K. Furthermore, the common stock underlying the warrants issued on July 31, 2007 constituted less than 5% of the number of shares of common stock outstanding at such time, and were the only equity securities sold by the Company after filing its last periodic report (i.e., the Form 10-QSB filed on May 15, 2007). Therefore, pursuant to Item 3.02(b) of Form 8-K, a small business issuer such as the Company was not required to file any Current Report on Form 8-K with respect to the issuance of such warrants.

Requirements of General Instruction I.A.3.(b)

General Instruction I.A.3.(b) to Form S-3 requires that all reports, with certain exceptions, be filed in a timely manner during the measurement period. The Company has timely filed all reports since January 1, 2007.

Nonetheless, the Company has filed amendments to the March 29th 8-K and to its Form 8-K originally filed on February 9, 2007 to add explicit disclosure of the information required by Item 3.02 of Form 8-K under the caption “Item 3.02.”

Comment No. 2:

We note your response to prior comment two. We continue to believe that you are conducting an indirect primary offering given the size and nature of the transaction. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please file your next amendment on an appropriate form and set a fixed price for the shares to be sold by YA Global Investments, L.P., Eric's Universe, Inc., Eric Bauman, Carl Page, and the other debenture investors. Please disclose that these shares will be sold at the fixed price for the duration of the offering and identify the entities and individuals as underwriters.

Response:

The Company does not believe that the shares offered constitute the conduct of a primary offering. Notwithstanding the foregoing, in order to remove any appearance that it might be conducting an indirect primary offering, the Company has determined to reduce the aggregate number of shares that it is seeking to register to 5,894,615 shares of common stock, approximately 30% of the Company’s outstanding shares held by non-affiliates as of January 25, 2008, determined as follows:

Categories of Outstanding Shares	Number of Shares
Total outstanding shares on January 25, 2008		23,456,743 (1)

Outstanding shares that are held by affiliates	-	3,808,024 (2)

Total Outstanding shares held by non-affiliates		19,648,719

(1) As reported on the cover page of Amendment No. 1 to the Company’s Current Report on Form 10-QSB/A for the period ended March 31, 2007, filed January 28, 2008. Includes all shares outstanding on such date. The Company notes that, although it reported on the cover of its Current Report on Form 10-QSB, filed November 14, 2007, that 22,215,134 shares of common stock were outstanding on such date, in fact, such figure excluded 604,023 shares that were then outstanding but subject to lapsing rights of repurchase or other forfeiture.

Consists of: (i) 18,415,814 shares outstanding on the record date (i.e. September 25, 2007) for the Stockholders’ Consent approving the eBaum’s World acquisition and Debenture issuances, as reported on page 2 of the Company’s Schedule 14A, filed October 18, 2008 (the “Schedule 14A”); (ii) 3,625,661 shares issued to eBaum’s World, Inc. on October 31, and November 15, 2007, pursuant to an Asset Purchase Agreement, dated as of August 1, 2007; (iii) 1,415,268 net other shares issued between September 25, 2007 and January 25, 2008 (primarily shares issued upon exercise of stock options and pursuant to grants of shares of stock, net of shares repurchased or forfeited as a result of failure of vesting conditions).

(2) Consists of the following ownership by the Company’s officers and directors:

Carl Page	2,861,459
Jeff Oscodar	253,763
Geoff Mulligan	238,569
William Keating	201,712
David Hadley	161,521
Tom Hillman	91,000

These numbers differ from the “All directors and executive officers” figure, as of September 25, 2007, reported in the Company’s Schedule 14A for the following reasons:

•	The Schedule 14A inadvertently included Gordon Robert Page’s shares, although he, in fact, is not and was not an affiliate (neither officer nor director and no relation to Carl Page);

•	Tim Keating and Bill Bush are no longer executive officers of the Company;

•	Tom Hillman was appointed Interim Chief Financial Officer of the Company (and therefore became an affiliate) on December 20, 2007;

•	Carl Page purchased an additional 7,982 shares since September 25, 2007;

•	On November 12, 2007, the Company granted 175,000 shares to Jeff Oscodar; and

•
The Schedule 14A reported “beneficial ownership,” which includes shares issuable upon conversion or exercise of derivative securities, while the numbers provided herein include only outstanding shares (since only the affiliates’ outstanding shares form a sub-set of the total shares outstanding).

____________

As discussed in our recent conversations with the Staff, the Company has proposed to utilize Form S-3 for resale of an aggregate of approximately 30% of the outstanding shares of Common Stock held by non-affiliates and to rely upon the provisions of Rule 144 for any other shares issuable upon conversion of the Senior Secured Convertible Debentures or Junior Secured Convertible Debentures remaining unregistered, until such time as the Staff’s pronouncements relating to Rule 415 would permit the filing of a further registration statement. It is our understanding that, following six months after completion of the sale of shares registered in the present registration statement, the Company would be eligible to register additional shares such as shares unsold pursuant to Rule 144.

As a result of the foregoing, the Company has reduced the number of shares included in the Registration Statement to 5,894,615 from 25,935,158. The Company has made such reductions to the numbers of shares being registered on behalf each selling stockholder in compliance with the various registration rights agreements to which the Company is subject. The following discussion explains the removal of shares from the amended registration statement.

The Company has removed the following categories of shares of common stock from the registration statement in their entirety, reducing the total number of shares to be registered by an aggregate of 1,835,983 shares:

•	an aggregate of 699,762 shares issuable upon conversion of the Junior Secured Convertible Debentures and related $1.90 and $2.09 warrants held by Carl Page;

•
19,342 shares of common stock issuable upon exercise of $1.90 warrants expiring on October 31, 2012, issued to a placement agent in connection with the sale of the Junior Secured Convertible Debentures;

•	17,584 shares of common stock issuable up exercise of $2.09 warrants expiring on October 31, 2012, issued to a placement agent in connection with the sale of the Junior Secured Convertible Debentures;

•	498,750 shares issuable upon exercise of $1.90 warrants expiring on June 27, 2012, issued in connection with certain of our promissory notes;

•	182,250 shares of common stock issuable upon exercise of $1.90 warrants expiring on June 27, 2012, issued to placement agents in connection with the sale of certain promissory notes;

•	268,595 issued in connection with acquisitions; and

•	149,700 shares of common stock issued in connection with a previous private placement.

Furthermore, the Company has reduced the number of shares sought to be registered for each of the remaining selling stockholders, after giving effect to the above removals, pro rata, in order to seek registration of an aggregate of 5,894,615 shares. In making such reduction for each selling stockholder, the Company has removed from registration all shares issuable upon exercise of warrants, leaving the following securities that will be included in the amended registration statement:

•	4,540,422 shares of common stock issuable upon conversion of Senior Secured Convertible Debentures;

•	803,347 shares of common stock issuable upon conversion of Junior Secured Convertible Debentures; and

•	550,846 shares of common stock issued in connection with the acquisition of the assets of eBaum’s World, Inc.

By reducing the number of shares sought to be registered to approximately 30% of the outstanding shares held by non-affiliates, the registration statement now satisfies the position of the Staff that the offer and sale of such securities does not constitute a primary offering of the Company’s securities.

Comment No. 3:

Also, advise us if and how many shares included in the 25,935,158 relate to shares that you may or may not issue under monthly payments described on pages three, 25 and elsewhere.

Response:

Of the 25,935,158 shares of common stock that were being registered, 14,802,206 shares related to the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures. The holders of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures have the option, independent of the monthly repayments of principal described on page 25 of the prospectus, to convert the principal amount of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures into shares of the Company’s common stock at a fixed conversion price of $1.90 per share. The 14,802,206 shares of common stock is approximately equal to the quotient of the aggregate principal amount of $28,124,170 of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures divided by such fixed conversion price of $1.90. Since the number of shares of common stock that the Company may be required to issue on any monthly repayment depends on the market price of the Company’s common stock, such number of shares cannot be quantified in advance of the payment date. The Company notes that, at its option, it may elect to make any monthly payments in cash rather than securities, so the maximum number of shares that the Company may be required to issue is the number issuable at the holders’ option - that is, at a fixed conversion price of $1.90 per share.

As set forth in the Company’s response to Comment 2, the Company has reduced the number of shares being registered to 5,894,615. Of such 5,894,615 shares, 5,343,769 are related to the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures. The methodology for calculating such number of shares is set forth above in the Company’s response to comment 2.

Recent Developments, page 2

Comment No. 4:

We note the reference to earn out payments of up to $30 million in the last paragraph on page two. With a view to disclosure, advise us of the terms of these earn out payments and whether they are reflected in the tables on pages 25-27.

Response:

The Company has revised page 2 of the prospectus to include a description of the terms of the “earn-out” payments that the Company may be required to make pursuant to the terms of the asset purchase agreement with Eric’s Universe, Inc. (f/k/a eBaum’s World, Inc.) and an illustration of the number of shares of common stock that may be issued if the Company is required to make such “earn out” payments. The value of possible “earn out” payments and the number of shares of common stock that the Company may be required to issue pursuant to any “earn out” payment are not reflected in the tables on pages 25-27 of the prospectus.

Comment No. 5:

Please revise the second paragraph on page three to disclose the conversion discount and all fees and issuances in connection with entering into the $23 million financing. In this respect, it is unclear where you identify the "cash commitment fee" referenced on page 25.

Response:

The Company has revised page 3 of the prospectus to include the requested disclosure.

Comment No. 6:

Please revise the second and third paragraphs on page three to disclose the total value of all repayments and issuances to YA Global, Eric Bauman, Carl Page and the other investors. Please quantify the totals assuming conversion based on the market price as of the date of issuance, and calculate the total assuming that you make all monthly payments in common shares, as you state on page 27 that you “currently plan to make repayments of the Senior Convertible Debentures and Junior Secured Convertible Debentures in shares of common stock.”

Response:

The Company has revised page 3 of the prospectus to include the requested disclosure.

Comment No. 7:

In this regard, please revise the statement on page two that the "total purchase price for the assets ... was $22.5 million" to clarify in quantified terms that the total repayments may exceed $22.5 million by a significant amount.

Response:

The Company has revised page 2 of the prospectus to include the requested disclosure.

Comment No. 8:

You state in the second bullet point on page four that Carl Page purchased 149,700 shares at $1.67. We note that the Form 8-K filed on May 30, 2007 indicates that 150,602 shares were purchased at $1.66. Please revise to clarify the apparent inconsistency or advise.

Response:

On May 25, 2007, the Company entered into a subscription agreement with Carl Page, the Company’s Chief Technology Officer and a member of its board of directors, to purchase 150,602 shares of the Company’s common stock for an aggregate purchase price of $250,000 or $1.66 per share, which purchase price was equal to the closing bid price of the Company’s common stock on May 25, 2007. Subsequently, the Company and Carl page agreed to amend the subscription agreement to provide for the purchase of 149,700 shares of common stock for an aggregate purchase price of $250,000 or $1.67 per share, which purchase price was equal to the consolidated closing bid price of the Company’s common stock on May 25, 2007. The Company does not believe that such amendment constituted a material amendment to the subscription agreement. The Company has removed such 149,700 shares from registration and the description of this transaction contained on page 4 of the prospectus has been deleted in its entirety.

Selling Stockholders, page 19

Comment No. 9:

Please revise the first table on page 25 to ensure that it includes all payments that you may be required to make in connection with the transactions disclosed, as requested in prior comment four. For example, please disclose the amount of liquidated damages that may accrue for registration-related deadlines that are not met.

Response:

The Company has revised the first table on page 25 of the prospectus to include the maximum aggregate amount of potential liquidated damages that may accrue for registration-related deadlines that are not met. The Company does not believe that it can quantify other liquidated damages payments that the Company might be required to pay the holders of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures, such as liquidated damages for buy-ins or the failure to timely deliver stock certificates upon conversion of such convertible debentures, or that such disclosure would be helpful to investors.

Comment No. 10:

Please revise the first table on page 25 to explain the cash commitment fee. For example, if the company received an immediate discount to the $23 million loan, please disclose this. Also, please revise to clarify the "Redemption Premium." It is unclear how these payments differ from the interest payments.

Response:

The Company has revised footnote 1 to the first table on page 25 of the prospectus to explain that the Company paid the cash commitment fee pursuant to the Securities Purchase Agreement, in order to compensate YA Global Investments for fees charged by its Investment Manager for monitoring and managing their investment. The Company does not believe that such fee is properly characterized as a discount to the purchase price. The Company has revised footnotes 3 and 4 to the first table on page 25 of the prospectus to explain the difference between the “Redemption Premium” and the interest payments.

Comment No. 11:

Please revise footnotes three and four to the first table on page 25- to quantify the amount and frequency of repayments. It is unclear what method you used to calculate $1,972,597 and $937,472.

Response:

The Company has revised footnotes three and four to the first table on page 25 to explain the method used to calculate the interest payments of $1,972,597 and the redemption premium of $937,472.

Comment No. 12:

We note your response to prior comments five and six. Please revise the tables on pages 26 and 27 to clearly disclose the discount to market price and profit to be realized as a result of conversion discounts. Currently you do not clearly disclose the conversion discount or explain what amount of the realizable profit in the tables is attributed to this conversion discount. Also please revise to provide an example as it relates to the current trading price of your common stock, as we note that the price was $1.79 as of December 27, 2007.

Response:

The Company has revised the tables on pages 26 and 27 to clearly disclose the discount to the market price and the profit to be realized as a result of conversion discounts and to include an example as it relates to the current trading price of the Company’s common stock. However, the Company notes that, as disclosed on page 26, whenever the lowest 10-day volume weighted average price is less than $2.11, if the price at which the holders are able to sell the shares they receive in connection with any monthly repayment of principal is equal to the lowest 10-day volume weighted average price, then the profit will be 11.11%. Accordingly, the potential total profit will be the same in these tables, whether the market price per share is $1.79, $1.28 or any other value less than $2.11.

Comment No. 13:

Please revise "Repayment in Shares of Common Stock" on page 27 to clarify the assumptions underlying the $7,247,053 and $14,654,173 of possible payments and profit. We note the possible payments of approximately $6.2 million identified on page 25. Clarify whether the $6.2 million has been included in the approximately $7.2 million to be paid. We also note, for example, that the approximately $37 million market value from the second table on page 26 is considerably higher than $14,654,173. Please revise or advise.

Response:

The Company has revised the “Repayment in Shares of Common Stock” on page 27 of the prospectus to explain the assumptions underlying the $7,247,053 and $14,654,173 of possible payments and profit. Please be advised that the first table on page 25 only reflects payments to the holders of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures during the first year following their issuance as requested by the Staff’s prior comment four. “Repayment in Shares of Common Stock” on page 27 includes payments to the holders of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures to be made over their entire term as requested by the Staff’s prior comment seven.

Please be further advised that “Repayment in Shares of Common Stock” on page 27 reflects the total possible profit from the resale of common stock assuming the market price of the Company’s will at all relevant times be equal to $2.89 per share, which was the market price of the Company’s common stock on October 31, 2007 (the closing date for the Company’s sale of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures). The approximately $31 million market value from the second table on page 26 is the total possible profit from the resale of common stock assuming a hypothetical market price of $4.00 per share.

***

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 659-4973 or David M. Zlotchew at (212) 659-4986.

Sincerely,

/s/ Harvey J. Kesner
Harvey J. Kesner, Esq.